Exhibit 99.1

INLIF LIMITED Reports Fiscal Year 2025 Financial Results

Quanzhou, China, March 6, 2026 -- INLIF LIMITED (Nasdaq: INLF) (the “Company” or “INLIF”), a company engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms, today announced its financial results for fiscal year 2025 ended December 31, 2025.

Mr. Rongjun Xu, Chief Executive Officer of INLIF, remarked, “Fiscal year 2025 marked a pivotal period of transformative momentum for our growth trajectory. We believe the strategic actions taken during the year have established a strong foundation for our future development, building upon the achievements of prior years.

“Throughout the year, we continued to expand our service offerings and customer base while proactively embracing emerging technologies and industry trends to explore new frontiers and growth opportunities. In response to the accelerating intelligentization of the manipulator arm industry, we strategically reallocated resources and business efforts toward newly launched equipment projects focused on the new energy sector. This strategic pivot delivered tangible results, with the new segment growing from zero to contributing 12.98% of total revenue in fiscal year 2025. This emerging business demonstrates significant growth potential and has effectively offset the decline in manipulator arm sales resulting from our adjusted production capacity.

“Driven by our expansion into the new energy sector, we accelerated organizational, managerial, and research and development (R&D) transformation. During the year, we broadened our product development initiatives to include automation solutions across the lithium battery and energy storage value chain. This required increased investment in engineering, R&D, and supply chain functions. As a result, R&D expenses rose by 32.26%, reflecting an expanded R&D workforce as well as higher material usage and testing costs related to new product development and improvements to existing products.

“To support long-term sustainable growth and retain key management and employees, we implemented two share-based compensation incentive plans during the year. We believe these incentives represent a prudent and necessary investment in our long-term future. These significant, though non-recurring, awards should be viewed not as compensation for past performance, but as a strategic investment in our future success. In a highly competitive industry, success at every stage, whether in technological advancement, business model innovation, or management excellence, ultimately depends on attracting and retaining top talent. We believe these incentives create a deep alignment and powerful drive for long-term value, institutionally linking the personal interests of our executives and key employees with the long-term interests of our shareholders.

“Despite reporting a net loss attributable to the impacts of our transformation, we achieved revenue growth of 16.52%, maintained a relatively stable gross profit, and sustained a resilient gross margin well above 20%. These results underscore the fundamental strength and resilience of our core business model. Looking ahead, we remain confident in our operational capabilities, financial position, and our ability to execute strategies that will drive sustainable growth and long-term value.”

Fiscal Year 2025 Financial Summary

●	Net revenue was $18.41 million for fiscal year 2025, representing an increase of 16.52% from $15.80 million for fiscal year 2024.

●	Gross profit was $4.29 million for fiscal year 2025, compared to $4.55 million for fiscal year 2024.

●	Gross profit margin was 23.33% for fiscal year 2025, compared to 28.83% for fiscal year 2024.

●	Net loss was $5.45 million for fiscal year 2025, compared to a net income of $1.61 million for fiscal year 2024.

●	Basic and diluted loss per share were $0.33 for fiscal year 2025, compared to basic and diluted earnings per share of $0.13 for fiscal year 2024.

Fiscal Year 2025 Financial Results

Net Revenue

Net revenue was $18.41 million for fiscal year 2025, representing an increase of 16.52% from $15.80 million for fiscal year 2024. The increase was primarily attributable to (i) a decrease in sales of manipulator arms, including installation and warranty services, by approximately $1.26 million, primarily due to reduced production capacity after reallocating certain production personnel to newly introduced new energy sector-focused product in the second half of fiscal year 2025. As a result, production volume decreased to 2,763 units in fiscal year 2025 from 3,026 units in fiscal year 2024; (ii) an increase in sales of manipulator arms accessories by approximately $0.83 million, driven by higher replacement and assembly demand from both existing and new customers; (iii) an increase in sales of raw materials and scraps by approximately $0.70 million, as customers continued to purchase replacement materials directly from the Company due to established relationships and pricing advantages; (iv) a decrease in sales of installation services by approximately $0.05 million, mainly due to lower manipulator arm sales and certain customers using their own personnel or engaging the Company only in an advisory role, resulting in reduced installation hours; and (v) an increase in sales of new energy sector-focused products by approximately $2.39 million, attributable to the delivery and customer acceptance of new energy sector-focused product for new energy automation production lines, a business line newly commenced in fiscal year 2025.

●	Sales of manipulator arms and installation and warranty services were $9.07 million for fiscal year 2025, compared to $10.33 million for fiscal year 2024.

●	Sales of accessories were $2.27 million for fiscal year 2025, representing an increase of 57.74% from $1.44 million for fiscal year 2024.

●	Sales of raw materials and scraps were $4.64 million for fiscal year 2025, representing an increase of 17.83% from $3.93 million for fiscal year 2024.

●	Sales of installation services were $47,753 for fiscal year 2025, compared to $95,442 for fiscal year 2024.

●	Sales of new energy sector-focused products were $2.39 million for fiscal year 2025.

Cost of Revenue

Cost of revenue was $14.11 million for fiscal year 2025, representing an increase of 25.53% from $11.24 million for fiscal year 2024. The increase was primarily attributable to (i) a slight decrease of approximately $0.08 million in cost of revenue from manipulator arms and installation and warranty services, despite lower production volume, as production personnel salaries increased in fiscal year 2025 compared to fiscal year 2024, primarily due to salary adjustments and additional staffing to support production activities, and manufacturing overhead also increased, resulting in higher unit production costs; (ii) an increase of approximately $0.42 million in cost of revenue from accessories, primarily due to higher sales volume; (iii) an increase of approximately $0.61 million in cost of revenue from raw materials and scraps, primarily due to increased sales volume; (iv) a slight decrease of approximately $0.003 million in cost of revenue from installation services; and (v) an increase of approximately $1.91 million in cost of revenue from new energy sector-focused products, attributable to the commencement of this business line in fiscal year 2025.

Gross Profit and Gross Profit Margin

Gross profit was $4.29 million for fiscal year 2025, compared to $4.55 million for fiscal year 2024. The decrease mainly due to (i) a decrease in gross profit from sales of manipulator arms, including installation and warranty services, by approximately $1.18 million, primarily due to increased production personnel salaries in fiscal year 2025 compared to fiscal year 2024, which, combined with lower production volume, resulted in a decline in gross margin; (ii) an increase in gross profit from sales of manipulator arm accessories by approximately $0.41 million, primarily due to lower raw material procurement costs in fiscal year 2025 compared to fiscal year 2024, which were not accompanied by a corresponding decrease in selling prices, resulting in an improvement in gross margin; (iii) an increase in gross profit from sales of raw materials and scraps by approximately $0.09 million, primarily due to higher sales volume, while gross margin remained relatively stable; and (iv) a decrease in gross profit from sales of installation services by approximately $0.05 million, primarily due to lower service revenue in fiscal year 2025 compared to fiscal year 2024, while related service costs remained relatively stable, resulting in a decline in gross profit and gross margin.

Gross profit margin was 23.33% for fiscal year 2025, compared to 28.83% for fiscal year 2024.

Operating Expenses

Operating expenses were $10.11 million for fiscal year 2025, representing an increase of 209.63% from $3.27 million for fiscal year 2024.

●	Selling expenses were $0.95 million for fiscal year 2025, representing an increase of 1.51% from $0.94 million for fiscal year 2024. The increase was primarily attributable to higher certification expenses incurred in connection with obtaining European Conformity certification for the European Union and Underwriters Laboratories certification for the United States in fiscal year 2025.

●	General and administrative expenses were $7.09 million for fiscal year 2025, representing an increase of 827.86% from $0.76 million for fiscal year 2024. The increase was primarily attributable to share-based compensation expenses of approximately $5.14 million in connection with equity awards granted to management and certain employees in May and August, 2025. In addition, general and administrative expenses increased by approximately $0.17 million, due to higher payroll expenses resulting from an increase in headcount in the Company’s management department from 22 employees in fiscal year 2024 to 28 employees in fiscal year 2025.

●	Research and development expenses were $2.07 million for fiscal year 2025, representing an increase of 32.26% from $1.56 million for fiscal year 2024. The increase was primarily attributable to the expansion of the Company’s research and development team, with headcount increasing from 29 employees in fiscal year 2024 to 30 employees in fiscal year 2025, resulting in higher personnel costs. In addition, the Company increased its investment in research activities, including higher material consumption and testing expenses.

Net Income (Loss)

Net loss was $5.45 million for fiscal year 2025, compared to a net income of $1.61 million for fiscal year 2024.

Basic and Diluted Earnings (Loss) per Share

Basic and diluted loss per share were $0.33 for fiscal year 2025, compared to basic and diluted earnings per share of $0.13 for fiscal year 2024.

Financial Condition

As of December 31, 2025, the Company had cash and cash equivalents of $6.72 million, compared to $2.47 million as of December 31, 2024.

Net cash used in operating activities was $1.89 million for fiscal year 2025, compared to net cash provided by operating activities of $1.58 million for fiscal year 2024.

Net cash used in investing activities was $0.20 million for fiscal year 2025, compared to net cash provided by investing activities of $0.32 million for fiscal year 2024.

Net cash provided by financing activities was $6.87 million for fiscal year 2025, compared to $0.22 million for fiscal year 2024.

About INLIF LIMITED

Through its operating entity in the People’s Republic of China, Ewatt Robot Equipment Co. Ltd., established in September 2016, INLIF is engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms. It is also a provider of installation services and warranty services for manipulator arms, and accessories and raw materials for manipulator arms. The Company produces an extensive portfolio of injection molding machine-dedicated manipulator arms, including transverse single and double-axis manipulator arms, transverse and longitudinal multi-axis manipulator arms, and large bullhead multi-axis manipulator arms, all developed by itself. For more information, please visit the Company’s website: https://ir.yiwate88.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries, please contact:

INLIF LIMITED
Investor Relations Department
Email: ir@yiwate88.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

INLIF LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of December 31, 2025	As of December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,716,147	$2,467,638
Accounts receivable, net	5,903,841	3,840,120
Inventories	5,497,426	5,300,458
Deferred offering costs, current	—	1,482,558
Prepayments and other current assets	96,087	159,570
Amounts due from related parties	12,656	1,030
TOTAL CURRENT ASSETS	$18,226,157	$13,251,374

NON-CURRENT ASSETS:
Property, plant, and equipment, net	$4,248,793	$3,037,312
Land-use rights, net	2,175,012	2,130,164
Intangible assets, net	40,315	43,773
Finance lease assets	76,535	—
Deferred tax assets	6,268	5,169
TOTAL NON-CURRENT ASSETS	$6,546,923	$5,216,418
TOTAL ASSETS	$24,773,080	$18,467,792

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$3,286,866	$3,132,613
Bank loans	4,618,839	4,630,581
Contract liabilities	8,674	1,712
Accrued expenses and other payables	347,598	190,645
Warranty liabilities	25,941	31,602
Income taxes payable	—	27,337
Amounts due to related parties	281,871	186,768
Current finance lease liabilities	57,326	—
TOTAL CURRENT LIABILITIES	$8,627,115	$8,201,258

NON-CURRENT LIABILITIES:
Finance lease liabilities	$15,368	$—
TOTAL NON-CURRENT LIABILITIES	$15,368	$—
TOTAL LIABILITIES	$8,642,483	$8,201,258

COMMITMENTS AND CONTINGENCIES (NOTE 22)

SHAREHOLDERS’ EQUITY
Class A Ordinary Share, $0.0001 par value, 350,000,000 shares authorized; 6,400,000 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively *	$640	$—
Class B Ordinary Share, $0.0001 par value, 150,000,000 shares authorized; 12,500,000 and 12,500,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively*	1,250	1,250
Additional paid-in capital	17,727,063	7,037,503
Statutory reserve	361,083	361,083
Retained earnings	(2,248,635)	3,201,818
Accumulated other comprehensive loss	289,196	(335,120)
TOTAL SHAREHOLDERS’ EQUITY	$16,130,597	$10,266,534
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$24,773,080	$18,467,792

*	The share amounts are presented on a retrospective basis.

INLIF LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME(LOSS)
(Expressed in U.S. Dollars, except for the number of shares)

	Years ended December 31,
	2025	2024	2023
Revenues	18,406,849	15,796,983	12,610,873
Cost of revenues	(14,113,060)	(11,242,817)	(8,451,336)
Gross profit	4,293,789	4,584,166	4,159,537

Operating expenses:
Selling expenses	(953,121)	(938,941)	(688,064)
General and administrative expenses	(7,093,794)	(764,530)	(724,147)
Research and development expenses	(2,067,322)	(1,563,059)	(1,362,058)
Total operating expenses	(10,114,237)	(3,266,530)	(2,774,269)
Operating (loss) income	(5,820,448)	1,287,636	1,385,268

Other income (expenses):
Interest income	3,583	3,274	6,884
Interest expenses	(157,277)	(196,304)	(146,386)
Other income, net	268,077	531,198	110,159
Other expense, net	(7,757)	(8,370)	(17,410)
Exchange gain	262,520	3,893	25,344
Total other income (expenses), net	369,146	333,691	(21,409)
(Loss) Income before income tax	(5,451,302)	1,621,327	1,363,859
Income tax (benefits) expenses	849	(14,838)	(11,348)
Net (loss) income	(5,450,453)	1,606,489	1,352,511

Comprehensive income (loss)
Net (loss) income	(5,450,453)	1,606,489	1,352,511
Foreign currency translation adjustments, net of tax	624,316	(302,960)	(227,278)
Comprehensive (loss) income	(4,826,137)	1,303,529	1,125,233
(Loss) Earnings per share, basic and diluted	(0.33)	0.13	0.11
Weighted average number of shares*	16,571,233	12,500,000	12,500,000

*	The share amounts are presented on a retrospective basis.

INLIF LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net (loss) income	(5,450,453)	1,606,490	1,352,511
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based compensation	5,142,000	—	—
Depreciation and amortization	289,264	347,977	367,029
Allowance for (reversal of) credit losses	12,987	(154)	(19,930)
Loss on disposal of property, plant, and equipment	—	—	5,432
Amortization of finance lease right of use assets	38,268	—	—
Deferred tax assets	(1,099)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(2,076,707)	(50,752)	(1,552,991)
Intangible assets	—	—	(53,086)
Inventories	(196,969)	(807,416)	(2,025,725)
Prepayments and other current assets	63,484	(17,474)	94,160
Accounts payable, trade	154,253	586,195	2,057,775
Interest expense on finance lease liabilities	1,877	—	—
Contract liabilities	6,962	(63,361)	65,073
Accrued expenses and other payables	156,951	(69,002)	—
Warranty liabilities	(5,661)	31,602	98,485
Income taxes payable	(27,337)	15,279	11,505
Net cash (used in) provided by operating activities	(1,892,180)	1,579,383	400,238

Cash flows from investing activities:
Purchase of property, plant, and equipment	(192,531)	(25,759)	(219,121)
Disposal of property, plant, and equipment	—	—	989
Amount loan to related parties	(11,626)	(1,025)	—
Proceeds from repayment by related parties	—	347,428	—
Net cash (used in) provided by investing activities	(204,157)	320,644	(218,132)

Cash flows from financing activities:
Issuance of ordinary shares, net of offering costs	7,030,759	—	—
Proceeds from short-term loans	6,492,114	7,143,130	3,671,841
Repayment of short-term loans	(6,706,611)	(6,059,153)	(2,400,819)
Principal payments on finance lease liabilities	(43,986)	—	—
Deferred offering costs	—	(522,318)	(919,207)
Amount financed from related parties	118,507	181,116	977,418
Amount repaid to related parties	(23,404)	(518,379)	(865,770)
Net cash provided by financing activities	6,867,379	224,396	463,463
Effect of exchange rate changes	(522,533)	(255,718)	(131,597)
Net increase in cash	4,248,509	1,868,705	513,972
Cash and cash equivalents at beginning of the year	2,467,638	598,933	84,961
Cash and cash equivalents at end of the year	6,716,147	2,467,638	598,933

Supplemental disclosures of cash flows information:
Cash paid for income taxes	15,465	1,707	475
Cash paid for interest expense	365,007	191,859	143,727

Supplementary disclosure of non-cash information:
Right of use assets obtained in exchange for finance lease liabilities	114,803	—	—